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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended:    June 30, 1998
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                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
  Harmony Holdings, Inc.
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Full Name of Registrant
  N/A
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Former Name if Applicable
  724 First Street North, Fourth Floor
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Address of Principal Executive Office (Street and Number)
  Minneapolis, Minnesota 55401
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 /X/   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 /X/   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's Annual Report on Form 10-K could not be filed on time because the Registrant has not yet completed and consolidated the financial statements for all of its operating subsidiaries.

During the fiscal year ended June 30, 1998, the Registrant effected a company-wide reorganization. As part of this reorganization, substantially all of the Registrant's executive officers were changed, including its principal financial and accounting officers. In addition, the Registrant changed its accounting function from a system in which all financial information was collected in a central location to a decentralized system in which each of the Registrant's subsidiaries maintains its own accounting systems and accounting staff. Although a significant effort was required to implement this change, the Registrant has realized positive results from its efforts and believes the change will continue to contribute to a more efficient and cost effective accounting system. However, during the last quarter of the fiscal year, personnel changes at the Registrant's largest revenue producing subsidiary caused significant delays in finalizing the accounting records for that subsidiary to incorporate in the consolidated financial statements and complete the fiscal year-end audit. Intervention at the subsidiary would have caused unreasonable effort and expense, and accordingly the Registrant requests relief under Rule 12b-25. The Registrant is confident it will be able to produce timely and accurate financial statements on a going-forward basis.

                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/94)



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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
            Lance W. Riley, Esq.             (612)             338-3300
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Preliminary financial information indicates that the Registrant will incur a net loss for the fiscal year ended June 30, 1998 of $4.3 million compared to net income of $1.3 million for the fiscal year ended June 30, 1997. Gross profit decreased approximately $2.9 million due to reduced profit margins, cessation of unprofitable operations, the loss of a key director at one subsidiary and an internal sales representative at another subsidiary. Although selling expenses decreased due to the reduction in overall contract revenues, general and administrative expenses increased $3.1 million due in part to a company-wide reorganization in which substantially all of the Registrant's executive officers were changed and the accounting function was decentralized. Additionally, expenses increased due to the formation of a new subsidiary in London, England and the opening of a new office for an existing subsidiary.

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                           Harmony Holdings, Inc.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date     September 30, 1998                 By   /s/ James G. Gilbertson
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                                                       James G. Gilbertson
                                                   Its Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
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